AH 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 - 2002

SEC FILE NUMBER
8-

8-29393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heitman Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 N. LaSalle Street Suite 3600
(No. and Street)

Chicago	Illinos	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas McCarthy (312) 541-6744
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago	Illinios	60601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


RECEIVED
MAR 0 1 2002
PROCESSING
354

OATH OR AFFIRMATION

I, Thomas McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heitman Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


"OFFICIAL SEAL"
Susan K. Nelson
Notary Public. State of Illinois
My Commission Expires Aug. 25, 2002

Notary Public

Signature
Thomas McCarthy

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEITMAN SECURITIES LLC

Financial Statements and Supplementary Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2001

(With Independent Auditors' Report Thereon)



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Member of
Heitman Securities LLC:

We have audited the accompanying statement of financial condition of Heitman Securities LLC (a wholly owned subsidiary of Heitman Financial Services LLC) as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Heitman Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heitman Securities LLC as of December 31, 2001, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on page 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2002



HEITMAN SECURITIES LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	53,014
Due from Heitman Financial Services LLC (Parent)		439,010
Other assets		6,300
Total assets	$	498,324

Member's Equity

Member's equity	$	498,324
Total member's equity	$	498,324

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Operations

Year ended December 31, 2001

Revenue:		
Placement fee	$	25,000
Interest income		259
Total revenue		25,259
Expenses:		
Legal fees		1,280
Other		3,287
Total expenses		4,567
Net income	$	20,692

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2001

Balance – January 1, 2001	$ 477,632
Net income	20,692
Balance – December 31, 2001	$ 498,324

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 20,692
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in due from Heitman Financial Services LLC	106
Increase in other assets	(1,236)
Cash flows provided by operating activities	19,562
Net increase in cash and cash equivalents	19,562
Cash and cash equivalents at beginning of year	33,452
Cash and cash equivalents at end of year	$ 53,014

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Polices

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman Financial LLC (HF), a limited liability company with two members. The members of HF are Heitman Financial Ltd., a wholly owned subsidiary of Old Mutual (US) Holdings Inc. and KE I LLC, a limited liability company consisting of employees of HF. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company receives financing fees for arranging permanent mortgage loans.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(d) Revenue Recognition

Gross financing fees for arranging permanent mortgage loans are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved. There were no such transactions in the year ended December 31, 2001.

Gross placement fees for arranging for investments in limited partnership interests are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved.

(2) Income Taxes

No provision for income taxes is made in the accompanying financial statements since the Company is treated as a partnership for income tax purposes whereby the member is responsible for recording the Company's income in its income tax returns.

(3) Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(3). Accordingly, the Company is not required to submit a computation for determination or reserve requirements or information relating to possession or control requirements.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2001, the Company had net capital of $51,954, which was $46,954 in excess of its required capital of $5,000. The Company did not have any aggregate indebtedness at December 31, 2001.

(5) Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value due to their short-term nature.

(6) Due from Parent

On February 26, 1999, the Company made a non-interest bearing loan to HFSL that is repayable on demand but in no event later than December 31, 2003. The loan totaled $439,010 as of December 31, 2001 and is reflected as Due from Heitman Financial Services LLC (Parent) in the accompanying Statement of Financial Condition.

HEITMAN SECURITIES LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2001

Total member's equity	$ 498,324
Less: Nonallowable assets	(445,310)
Net capital before haircuts	53,014
Haircuts on securities	1,060
Net capital	51,954
Net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 46,954
Aggregate indebtedness	$ —
Ratio of aggregate indebtedness to net capital	$ —

There were no differences between the computation of net capital under rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited form X-17A-5 Part II filing as of December 31, 2001.

HEITMAN SECURITIES LLC

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(3) of the Rule.



303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of
Heitman Securities LLC:

In planning and performing our audit of the financial statements of Heitman Securities LLC (the Company) (a wholly-owned subsidiary of Heitman Financial Services LLC) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of





Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2002